EXHIBIT 99.1

PRESS RELEASE

October 18, 2006

AXA TO HOLD TODAY AN INVESTOR CONFERENCE “ON THE ROAD TO AMBITION 2012”

Paris - AXA will host today at 2.30 pm, Paris time, an investor presentation on the theme “On the road to Ambition 2012” which will cover the Group’s recent progress in its "Ambition 2012" project first announced in the “Benefits of Being Global” presentation on October 27, 2005.

Ambition 2012 is a company project aiming at mobilizing all employees on the objective of becoming the preferred company in the Industry.

AXA’s Management Board members will present how AXA plans to achieve its Ambition 2012 top line growth targets in France and the US, and will give an update on key transversal initiatives: distribution management, offer innovation, quality of service, business efficiency, financial optimization and human resources. The presentation will also include an update on the pending acquisition of Winterthur and the on-going integration planning process.

The full presentation will be available today at 1.30 pm, Paris time, on www.axa.com

The live webcast of the investor presentation will start today at 2.30 pm, Paris time, and will be available on:

http://www.axa.com/en/investor/presentations

A replay will be available on our website from Thursday 19 October, in the afternoon.

* *
*

This press release is available on the AXA Group web site: www.axa.com

About AXA
AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 1,091 billion in assets under management as of June 30, 2006, and reported total revenues of Euro 41 billion and underlying earnings of Euro 2,090 million for the first half of 2006. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

INVESTOR RELATIONS:		MEDIA RELATIONS:

Etienne Bouas Laurent:	+ 33.1.40.75.46.85	Christophe Dufraux:	+33.1.40.75.46.74
Sophie Bourlanges:	+33.1.40.75.56.07	Clara Rodrigo:	+33.1.40.75.47.22
Emmanuel Touzeau:	+33.1.40.45.49.05	Armelle Vercken:	+33.1.40.75.46.42
Kevin Molloy:	+1.212.314.2893	Mary Taylor:	+1.212.314.5845

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” which involve risks and uncertainties. These statements include, but are not limited to, statements that are predictions of or indicate future strategy, forecasts, events, trends, plans or objectives (including statements herein with respect to (a) our Ambition 2012 project and the objectives, financial and other, associated with that project, and (b) our proposed acquisition of Winterthur announced on June 14, 2006 and the related synergies associated with that acquisition). Many of the forward-looking statements are derived from operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this presentation. Forward-looking statements used herein include such statements as defined under US federal securities laws.

Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by numerous factors that could cause actual results and our strategy, forecasts, plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk that the Winterthur acquisition will not be executed and closed in a timely manner; that our and the Winterthur businesses will not be integrated successfully; the costs related to the transaction; inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals and consents; the risk of unforeseen events occurring resulting in certain of our strategies, forecasts, plans and/or objectives becoming unrealistic or unattainable; and the risk of future catastrophic events (including possible future pandemic and/or weather-related catastrophic events and/or terrorist related incidents), economic and market developments, legislative developments, regulatory actions or investigations, as well as litigations and /or other proceedings. We caution you that the foregoing list of factors does not contain all of the material factors that are important in considering the forward-looking statements; please refer to our Annual Report on Form 20-F and Document de Référence for the year ended December 31, 2005, for a description of certain important factors, risks and uncertainties that may affect our business.

We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

2